Exhibit 12.1
GRAY TELEVISION, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:

Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(7,981)	$(34,307)	$(313,027)	$(35,694)	$21,534	$8,327

Add:
Fixed charges(1)	27,366	95,157	64,746	70,186	73,277	57,652

Less:
Preference security dividend requirements(2)	(7,714)	(25,551)	(10,143)	(2,502)	(6,013)	(10,269)

Total earnings (loss) as adjusted	$11,671	$35,299	$(258,424)	$31,990	$88,798	$55,710

Fixed charges:

Interest expensed and capitalized(3)	$19,611	$69,088	$54,079	$67,189	$66,787	$46,549
Estimate of interest within rental expense(4)	41	518	524	495	477	834
Preference security dividend requirements(2)	7,714	25,551	10,143	2,502	6,013	10,269

Total fixed charges	$27,366	$95,157	$64,746	$70,186	$73,277	$57,652

Ratio of earnings to fixed charges	—	—	—	—	1.21	—

Dollar amount of deficiency of earnings to cover fixed charges	$15,695	$59,858	$323,170	$38,196	$—	$1,942

(1)	See “Fixed charges” below for an itemization of components contained herein.

(2)	Preference security dividend requirements are computed by dividing the dollar amount of dividends payable on the Company’s outstanding preferred stock by (1 — the effective tax rate for the Company’s continuing operations).

(3)	Includes amortization of premiums, discounts and capitalized expenses related to indebtedness.

(4)	Interest within rental expense is estimated at 33% of rental expense.